FORM 6

CERTIFICATE OF COMPLIANCE

TO: CANADIAN TRADING AND QUOTATION SYSTEM INC. ("CNQ")

Re: Private Placement of 5,250,000 Common Share Units

     ARRIS RESOURCES INC. (the "Issuer") hereby certifies to CNQ that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all CNQ Requirements (as defined in CNQ Policy 1).

Date:	July 31, 2007

Signed:	"Curt Huber"
(Signature)

Curt Huber
(Print Name)

Director
(Print Office)

FORM 6 – CERTIFICATE OF COMPLIANCE
September 09, 2003